

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
555 Madison Avenue
New York, NY 10022

Re: **Ampal-American Israel Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 8, 2010
        Form 10-Q for the Quarterly Period Ended June 30, 2010
        Filed August 4, 2010
        Definitive Proxy Statement
        Filed March 31, 2010
        File No. 000-00538

Dear Mr. Maiman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

6. East Mediterranean Gas Company, page 10

1.   We have reviewed your response and proposed disclosure in your response to comment 4 in your letter dated August 30, 2010, and note that taking the payment of the taxes due to the government of Egypt into account, you would expect to have to increase your valuation allowance against your deferred tax assets by $8.1 million, excluding the impact of any underlying tax credits. Please tell us what impact the underlying tax credits would have on your valuation allowance, and tell us in greater detail how you have determined that it is appropriate to exclude these tax payment liabilities when

determining your unrealized gain on EMG. We note on page 10 of your Form 10-Q that EMG is not currently challenging the validity and enforceability of the legislation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief